   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             DAVE & BUSTER'S, INC.
             (Exact name of registrant as specified in its charter)

                   MISSOURI                                      43-1532756
           (State of incorporation)                 (I.R.S. employer identification no.)

                              2751 ELECTRONIC LANE
                              DALLAS, TEXAS 75220
                                 (214) 357-9588
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                 ALAN L. MURRAY
                       VICE PRESIDENT -- GENERAL COUNSEL
                              2751 ELECTRONIC LANE
                              DALLAS, TEXAS 75220
                                 (214) 357-9588
(Name, address including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

               BRUCE H. HALLETT                             EDWARD S. ROSENTHAL
           CROUCH & HALLETT, L.L.P.               FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
        717 N. HARWOOD ST., SUITE 1400                     350 SOUTH GRAND AVENUE
             DALLAS, TEXAS 75201                                 32ND FLOOR
                (214) 953-0053                         LOS ANGELES, CALIFORNIA 90071
                                                               (213) 473-2000

                             ---------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES      AMOUNT BEING         OFFERING PRICE     AGGREGATE OFFERING      AMOUNT OF
        BEING REGISTERED                REGISTERED           PER SHARE(1)            PRICE         REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.....  2,300,000 shares(2)        $24.58(2)           $56,534,000           $17,132
==================================================================================================================

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(c).
(2) Amounts adjusted to reflect a three-for-two stock split (in the form of a stock dividend) effective on September 15, 1997.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement become effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 1997

                                2,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

        Of the 2,000,000 shares of Common Stock offered hereby, 1,800,000 shares are being sold by Dave & Buster's, Inc. (the "Company") and 200,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol DANB. On September 10, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $37.875 per share ($25.25 adjusted for a three-for-two stock split on September 15, 1997). See "Price Range of Common Stock."

     SEE "RISK FACTORS" ON PAGES 6 TO 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================================
                                     Price to          Underwriting         Proceeds to     Proceeds to Selling
                                      Public            Discount(1)         Company(2)        Stockholders(2)
---------------------------------------------------------------------------------------------------------------
Per Share......................          $                   $                   $                   $
---------------------------------------------------------------------------------------------------------------
Total(3).......................          $                   $                   $                   $
===============================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at $300,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise the option in full,
    the total Price to Public will total $           , Underwriting Discount
    will total $           and the Proceeds to Company will total $           .
    See "Underwriting."

     The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of
Montgomery Securities on or about October   , 1997.
                            ------------------------

MONTGOMERY SECURITIES
                            PAINEWEBBER INCORPORATED
                                                  PIPER JAFFRAY INC.

                                October   , 1997

                       [INSIDE COVER PAGE OF PROSPECTUS]

Gatefold as follows:

TOP PAGE:

     Company's logo, trademark phrase "There's No Place Like It"(TM) List of Locations

INSIDE:

     Diagram of Complex floor plan with description of different areas

     Company logo and trademark phrase

Back inside cover pictures

     Gatefold as follows:   Menus
                            Panoramic photo of outside of Complex
                            Logo
                            Description of history of Company

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMPANY'S COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all references to the Company refer to Dave & Buster's, Inc., a Missouri corporation, and its subsidiaries, (ii) all share and per share information has been adjusted to give effect to a three-for-two stock split (in the form of a stock dividend) on September 15, 1997, (iii) all information assumes no exercise of the Underwriters' over-allotment option and (iv) the 52 weeks ended January 31, 1993, January 30, 1994 and January 29, 1995, the 53 weeks ending February 4, 1996 and the 52 weeks ended February 2, 1997 and February 1, 1998 are referred to as fiscal 1992, 1993, 1994, 1995, 1996 and 1997, respectively.

                                  THE COMPANY

     The Company operates 11 large, high volume restaurant/entertainment complexes under the Dave & Buster's name (a "Dave & Buster's," a "Restaurant/Entertainment Complex" or a "Complex"). Each Dave & Buster's offers a full menu of high quality food and beverage items combined with an extensive array of entertainment attractions such as pocket billiards, shuffleboard, state-of-the-art interactive simulators and virtual reality systems, and traditional carnival-style games of skill. The Company's current 50,000 to 60,000 square foot prototype facility is designed to promote easy access to, and maximize customer cross-over between, the multiple dining and entertainment areas within each Complex. The Company emphasizes high levels of customer service to create casual, yet sophisticated, "ideal playing conditions" for adults.

     The Company currently operates Dave & Buster's in the following locations: two in each of Dallas and Chicago and one each in Houston; Atlanta; Philadelphia; Hollywood, Florida; North Bethesda, Maryland; Ontario, California; and Cincinnati, Ohio. In addition, the Company expects to open a Complex in Denver, Colorado in the fourth quarter of fiscal 1997. Furthermore, the Company anticipates opening four Complexes in each of fiscal 1998 and 1999 and at least five Complexes each fiscal year thereafter. The Company has signed leases for sites in the Palisades Center in Rockland County, New York and the Irvine Spectrum Center in Irvine, California, and these Complexes are expected to open in the first and third quarters of fiscal 1998, respectively. In addition to operations in the U.S., the Company has been actively pursuing international growth opportunities. Pursuant to a license agreement with the Company, a subsidiary of Bass Plc operates one Complex in Birmingham, England and has agreed to open a total of seven Complexes in the United Kingdom by 2005. A second licensed Complex is scheduled for opening in Bristol, England in mid-1998.

     The Company believes that the presentation of multiple attractions in one large facility, the high quality food and service each Complex offers, and the Company's emphasis on casual, yet sophisticated, fun for adults are key aspects of the Dave & Buster's experience. Each Complex's dining areas, bars and entertainment areas, including "the Grand Bar and Dining Room," "the Viewpoint Bar" and "the Million Dollar Midway," offer a full menu of popular, moderately priced food and beverage items. The Company's wide variety of entertainment attractions range from traditional games such as pocket billiards, shuffleboard and play-for-fun blackjack, to the latest in state-of-the-art video/computer games including interactive simulators and virtual reality systems. Each Dave & Buster's also offers group-oriented events such as "Murder Mystery Dinner Theater," "Karaoke Sing-a-Longs," televised sporting events, private parties and corporate events.

     During fiscal 1996, the Company introduced the Dave & Buster's Power Card, which is purchased by customers to activate most of the Million Dollar Midway games. The Power Card enables customers to activate games more easily and encourages extended play of games. Customers have increased their initial purchases of game credits and frequency of play, resulting in higher total revenues and a 4% increase in the percentage of the Company's revenues derived from amusements, which have greater operating margins than food and beverage revenues, to 49.5% in the 26 weeks ended August 3, 1997 from 45.5% in the 26 weeks ended August 4, 1996. In addition, by replacing coin activation, the Power Card has eliminated the technical difficulties and maintenance issues associated with coin activated equipment. Furthermore, the Power Card feature has increased the Company's flexibility in the pricing and promotion of games.

     The Company generated total revenues of approximately $88.8 million in fiscal 1996. For the 26 weeks ended August 3, 1997, the Company generated total revenues of approximately $58.3 million. Approximately 50.5% of the Company's total revenues during this period were generated by food and beverage revenues (food and non-alcoholic beverage revenues were approximately 32.4% of total revenues and alcoholic beverage revenues were 18.1% of total revenues). During this 26-week period, entertainment and other revenues represented 49.5% of total revenues.

     The Company believes its Complexes have produced excellent unit economics. For the 52 weeks ended August 3, 1997, the Company's current prototype Complexes which had been open for at least 18 months (Houston, Atlanta, Philadelphia and Suburban Chicago) generated average total revenues of approximately $12.7 million, average operating income of approximately $3.0 million (23.3% of revenues) and average cash flow of approximately $3.8 million (29.9% of revenues). Average cash flow is the unweighted average of Complex operating income before depreciation and amortization. Although average cash flow should not be considered an alternative to operating income as an indicator of the Company's operating performance or an alternative to cash flows from operating activities as a measure of liquidity, average cash flow is commonly used as an additional measure of operating profitability in the restaurant and certain other related industries. These Complexes required an initial investment, including land, improvements and furniture, fixtures and equipment, but excluding preopening expenses, averaging approximately $11.1 million. Three of these four Complexes are owned rather than leased, while the most recently opened and projected Complexes are and will be leased facilities. Opening a leased facility typically reduces the Company's capital investment in a Complex and typically decreases average operating income and average cash flow as a result of rent expense.

     The Company was founded in 1982 when David ("Dave") Corriveau and James ("Buster") Corley opened the first Dave & Buster's in Dallas. The Company's principal executive offices are located at 2751 Electronic Lane, Dallas, Texas 75220 and its telephone number is (214) 357-9588.

                                  THE OFFERING

Common Stock to be offered by the Company.......   1,800,000 shares

Common Stock to be offered by the Selling
Stockholders....................................   200,000 shares

Common Stock to be outstanding after the
offering........................................   12,717,534 shares(1)

Use of proceeds by the Company..................   To reduce outstanding
                                                   indebtedness, to fund the
                                                   development of additional
                                                   Complexes and for general
                                                   corporate purposes. See "Use
                                                   of Proceeds."

Nasdaq National Market Symbol...................   DANB
---------------

(1) Excludes 742,712 shares of Common Stock reserved for issuance for options granted under the Company's stock option plans, of which options to purchase 243,848 shares were exercisable as of November 1, 1997.

         SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents selected consolidated financial data for the Company. The following data should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto incorporated by reference herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                              26 WEEKS ENDED
                                                FISCAL YEARS              ----------------------
                                      --------------------------------    AUGUST 4,    AUGUST 3,
                                        1994        1995        1996        1996         1997
                                      --------    --------    --------    ---------    ---------
                                         (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Food and beverage revenues..........  $ 27,426    $ 28,554    $ 48,568     $ 22,549     $ 29,433
Amusement and other revenues .......    21,997      23,990      40,207       18,813       28,870
                                      --------    --------    --------     --------     --------
Total revenues......................    49,423      52,544      88,775       41,362       58,303
Operating income....................     4,038       4,908      10,721        4,803        6,692
Net income..........................  $  2,364    $  2,922    $  6,340     $  2,837     $  3,790
                                      ========    ========    ========     ========     ========
Earnings per common share...........  $   0.30    $   0.34    $   0.58     $   0.26     $   0.35
Weighted average shares
  outstanding.......................     7,796       8,681      10,902       10,901       10,905

OPERATING DATA:
Number of Company operated Complexes
  open at end of period.............         5           7           9            8           10
Average weekly revenues per
  Complex...........................  $189,223    $187,974    $212,012     $208,448     $226,870

                                                                    AUGUST 3, 1997
                                                                -----------------------
                                                                                AS
                                                                 ACTUAL     ADJUSTED(1)
                                                                --------    -----------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................    $  3,819       $ 40,249
Total assets................................................     113,486        149,916
Total long-term debt (including current portion)............      23,500         18,500
Total stockholders' equity..................................      79,360        120,790

---------------

(1) As adjusted to reflect the sale of 1,800,000 shares of Common Stock by the Company at an assumed public offering price of $24.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to the factors set forth below and elsewhere in this Prospectus. See "Special Note Regarding Forward-Looking Statements." In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the Common Stock offered hereby.

EXPANSION PLANS; CAPITAL RESOURCE REQUIREMENTS

     The Company presently plans to open an additional Complex during the fourth quarter of fiscal 1997, four Complexes in each of 1998 and 1999 and at least five Complexes each fiscal year thereafter. Accomplishing these expansion goals will depend upon a number of factors, including the Company's ability to raise sufficient capital, locate and obtain appropriate sites, hire and train additional management personnel and construct or acquire, at reasonable cost, the necessary improvements and equipment for such Restaurant/Entertainment Complexes. In particular, the capital resources required to develop each new Restaurant/Entertainment Complex are significant. The Company's current prototype Complexes have required an initial investment, including land, improvements and furniture, fixtures and equipment, but excluding pre-opening expenses, averaging approximately $10 million per Complex.

     There can be no assurance that the Company will be able to complete its planned expansion, that the Company will continue to be successful in its development of new Restaurant/Entertainment Complexes or that new Restaurant/Entertainment Complexes, if completed, will perform in a manner consistent with the Company's most recently opened Restaurant/Entertainment Complexes or make a positive contribution to the Company's operating performance.

SMALL NUMBER OF RESTAURANT/ENTERTAINMENT COMPLEXES

     The Company operates 11 Restaurant/Entertainment Complexes. The combination of the relatively small number of locations and the significant investment associated with each new Restaurant/Entertainment Complex may cause the operating results of the Company to fluctuate significantly and adversely affect the profitability of the Company. Due to this relatively small number of locations, poor results of operations at any one Restaurant/Entertainment Complex could materially affect the profitability of the entire Company. New Restaurant/Entertainment Complexes have experienced a drop in revenues after their first year of operation, and the Company does not expect that in subsequent years any increases in comparable Complex revenues will be meaningful.

     Future growth in revenues and profits will depend to a substantial extent on the Company's ability to increase the number of its Restaurant/Entertainment Complexes. Because of the substantial up-front financial requirements which are described above, the investment risk related to any one Restaurant/Entertainment Complex is much larger than that associated with most other companies' restaurant or entertainment venues.

DEPENDENCE UPON SENIOR MANAGEMENT

     The Company's future success will depend largely on the efforts and abilities of its existing senior management, particularly David O. Corriveau and James W. Corley, the Company's Co-Chief Executive Officers and the founders of the Company's business. The loss of the services of certain of the Company's management team could have a material adverse effect on the Company's business. Messrs. Corriveau and Corley are employed pursuant to employment agreements which will expire in June 2000.

EDISON BROTHERS' BANKRUPTCY

     In 1989, Edison Brothers Stores, Inc. ("Edison Brothers") acquired 80% of the Company's operating business and all of the real estate interests related to such operating business. In June 1995, Edison Brothers distributed to its stockholders all of the shares of the Company's Common Stock owned by Edison Brothers

(the "Spin-Off"), which represented 85% of the shares of the Company's Common Stock then outstanding. In November 1995, Edison Brothers and its subsidiaries filed petitions under Chapter 11 of the Federal Bankruptcy Code.

     During the pendency of the Edison Brothers' bankruptcy, certain of its creditors and their representatives have alleged that the Spin-Off and related transactions could be voidable under fraudulent conveyance laws. The Edison Brothers' creditors committee filed a disclosure statement in connection with Edison Brothers' bankruptcy reorganization which identifies a possible claim on behalf of such creditors to recover the value of certain real property allegedly contributed to the Company in connection with the Spin-Off. This claim was assigned to a limited liability company owned by the Edison Brothers' creditors as a part of the confirmation of a reorganization plan of Edison Brothers in September 1997.

     No claim has been asserted against the Company to date arising from the Spin-Off or the Edison Brothers' bankruptcy. Although no assurance can be made with respect to the results of any such claim, if made, the Company believes that any such claim would be without merit and intends to vigorously defend any claim if made.

DEPENDENCE ON DISCRETIONARY SPENDING

     The Company's profits are dependent on discretionary spending by consumers, particularly by consumers living in the communities in which the Restaurant/Entertainment Complexes are located. A significant weakening in the national economy or any of the local economies in which the Company operates may cause the Company's patrons to curtail discretionary spending which, in turn, could materially affect the profitability of the entire Company.

INTERNATIONAL EXPANSION; LICENSE AGREEMENTS

     In August 1995, the Company entered into an agreement with a subsidiary of Bass Plc ("Bass") to license the "Dave & Buster's" name and concept in the United Kingdom. In addition, the Company is pursuing agreements to license the "Dave & Buster's" name and concept in other foreign countries. The Company does not have any current plans to invest its own capital in any foreign operations. Although Bass opened a Dave & Buster's in Birmingham, England in May 1997, the Company's concept is largely untested outside the United States, and no assurance can be given that international locations will be successful. In addition, the Company's continued success is dependent to a substantial extent on its reputation, and its reputation may be affected by the performance of licensee-owned Restaurant/Entertainment Complexes over which the Company will have limited control. Any international operations of the Company will also be subject to certain external business risks such as exchange rate fluctuations, political instability and a significant weakening of a local economy in which a foreign Restaurant/Entertainment Complex is located. Certain provisions in a license agreement for the benefit of the Company may be subject to restrictions in foreign laws that limit the Company's ability to enforce such contractual provisions. In addition, it may be more difficult to register and protect the Company's intellectual property rights in certain foreign countries.

COMPETITION

     The restaurant and entertainment industries are highly competitive. There are a great number of food and beverage service operations and entertainment businesses that compete directly and indirectly with the Company. Many of these entities are larger and have significantly greater financial resources and a greater number of units than does the Company. Although there are few other companies presently utilizing the concept of combining entertainment and restaurant operations to the same extent as the Company, the Company may encounter increased competition in the future, which may have an adverse effect on the profitability of the Company. In addition, the legalization of casino gambling in geographic areas near any Restaurant/Entertainment Complex would create the possibility for entertainment alternatives which could have a material adverse effect on the Company's business.

GOVERNMENT REGULATIONS

     Various federal, state and local laws and permit and license requirements affect the Company's business. Significant numbers of hourly personnel at the Company's Complexes are paid at rates related to the federal minimum wage and, accordingly, legislated increases in the minimum wage will increase labor costs at the Company's Complexes. Other governmental initiatives such as mandated health insurance, if implemented, could adversely affect the Company as well as the restaurant industry in general. See "Business -- Government Regulations."

STOCK PRICE VOLATILITY

     The Company's Common Stock has been trading in the public market since June 1995. The price at which the Company's Common Stock trades is determined in the marketplace and may be influenced by many factors, including the performance of the Company, investor expectations for the Company, the trading volume in the Company's Common Stock, general economic and market conditions and competition.

     The market price of the Common Stock could fluctuate substantially due to a variety of factors, including quarterly operating results of the Company or other restaurant or entertainment companies, changes in general conditions in the economy, the financial markets or the restaurant or entertainment industries, natural disasters or other developments affecting the Company or its competitors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. See "Price Range of Common Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of shares of Common Stock offered by the Company at an assumed price of $24.50 per share are estimated to be $41.4 million ($48.4 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of the 200,000 shares of Common Stock offered hereby by the Selling Stockholders.

     The Company will utilize approximately $5.0 million of the net proceeds to reduce its bank indebtedness, which totaled $23.5 million at August 3, 1997. This indebtedness is evidenced by a revolving credit facility bearing interest at a floating rate based on LIBOR or, at the Company's option, the bank's prime rate plus in each case a margin based upon financial performance (8.0% at August 3, 1997). The credit facility has a final maturity date of May 2000 and provides for maximum borrowings in the principal amount of $50.0 million. Borrowings thereunder have been used principally to open new Complexes. The remaining portion of the proceeds, together with future borrowings under the revolving credit facility, will be used to open new Complexes and for general corporate purposes. Pending the above uses, the net proceeds will be invested in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has not declared or paid any dividends on its Common Stock since 1989. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's bank credit facility restricts the payment of cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     Shares of the Company's Common Stock have been traded on the Nasdaq National Market System under the symbol DANB since June 26, 1995. The following table summarizes the high and low sale prices of the Common Stock for the periods indicated, as reported by Nasdaq, and gives effect to the three-for-two stock split (in the form of a stock dividend) completed on September 15, 1997:

                                                               HIGH      LOW
                                                              ------    ------
FISCAL 1995
Second Quarter (since June 26, 1995)........................  $14.83    $ 7.67
Third Quarter...............................................   12.67      9.50
Fourth Quarter..............................................   10.75      7.42

FISCAL 1996
First Quarter...............................................  $16.42    $ 9.33
Second Quarter..............................................   19.25     12.67
Third Quarter...............................................   16.92     12.33
Fourth Quarter..............................................   14.50     11.17

FISCAL 1997
First Quarter...............................................  $16.92    $12.67
Second Quarter..............................................   21.83     13.58
Third Quarter (through September 10, 1997)..................   25.67     20.17

     On September 10, 1997, the last reported sales price of the Company's Common Stock was $37.875 per share ($25.25 to reflect the three-for-two stock split on September 15, 1997). At September 9, 1997, the Company believes there were approximately 5,000 beneficial owners of its Common Stock represented by 3,054 holders of record.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of August 3, 1997 and as adjusted to reflect the sale by the Company of 1,800,000 shares of Common Stock offered hereby at an assumed offering price of $24.50 per share. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  AUGUST 3, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Long term debt (including current portion)..................  $ 23,500     $ 18,500
Stockholders' equity:
  Preferred Stock, 10,000,000 authorized, none issued.......        --           --
  Common Stock, $.01 par value, 50,000,000 authorized,
     10,916,034 issued, 12,716,034 issued as adjusted.......       109          127
     Paid-in capital........................................    67,203      108,615
     Retained earnings......................................    12,048       12,048
                                                              --------     --------
     Total stockholders' equity.............................    79,360      120,790
                                                              --------     --------
          Total capitalization..............................  $102,860     $139,290
                                                              ========     ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company. All information presented for interim periods is unaudited but, in the opinion of management, reflects all adjustments necessary for a fair presentation of the results for such periods. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The fiscal year of the Company ends on the Sunday after the Saturday closest to January 31.

                                                                                                           26 WEEKS ENDED
                                                                     FISCAL YEARS                       ---------------------
                                                 ----------------------------------------------------   AUGUST 4,   AUGUST 3,
                                                   1992       1993       1994       1995       1996       1996        1997
                                                 --------   --------   --------   --------   --------   ---------   ---------
                                                              (IN THOUSANDS EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Food and beverage revenues.....................  $ 14,891   $ 18,445   $ 27,426   $ 28,554   $ 48,568   $ 22,549    $ 29,433
Amusement and other revenues...................    10,603     14,453     21,997     23,990     40,207     18,813      28,870
                                                 --------   --------   --------   --------   --------   --------    --------
        Total revenues.........................    25,494     32,898     49,423     52,544     88,775     41,362      58,303
                                                 --------   --------   --------   --------   --------   --------    --------
Cost of revenues...............................     5,315      6,800     10,075     10,945     18,003      8,491      11,293
Operating payroll and benefits.................     7,659      9,716     14,746     15,999     25,483     12,093      16,388
Other restaurant operating expenses............     6,204      7,109     11,760     11,481     20,582      9,476      14,737
General and administrative expenses............     1,854      2,271      2,724      3,905      5,734      2,672       3,833
Depreciation and amortization expense..........     1,626      1,927      2,827      3,538      5,647      2,611       3,865
Preopening cost amortization...................       696        480      1,128        161      2,605      1,216       1,495
Earn-out and special compensation..............     1,279      2,655      2,125      1,607         --         --          --
                                                 --------   --------   --------   --------   --------   --------    --------
        Total costs and expenses...............    24,633     30,958     45,385     47,636     78,054     36,559      51,611
                                                 --------   --------   --------   --------   --------   --------    --------
Operating income...............................       861      1,940      4,038      4,908     10,721      4,803       6,692
Interest income (expense), net.................        46         36         59        101        (38)        41        (480)
                                                 --------   --------   --------   --------   --------   --------    --------
Income before provision for income taxes.......       907      1,976      4,097      5,009     10,683      4,844       6,212
Provision for income taxes.....................       336        806      1,733      2,087      4,343      2,007       2,422
                                                 --------   --------   --------   --------   --------   --------    --------
        Net income.............................  $    571   $  1,170   $  2,364   $  2,922   $  6,340   $  2,837    $  3,790
                                                 ========   ========   ========   ========   ========   ========    ========
Earnings per common share......................  $   0.07   $   0.15   $   0.30   $   0.34   $   0.58   $   0.26    $   0.35
Weighted average shares outstanding............     7,796      7,796      7,796      8,681     10,902     10,901      10,905

BALANCE SHEET DATA:
Working capital (deficit)......................  $    639   $   (112)  $ (2,637)  $  5,634   $  1,077   $  2,682    $  3,819
Total assets...................................    32,140     43,403     49,030     76,201     99,436     82,468     113,486
Long-term debt (including current portion).....     8,950      8,252      9,986        500     14,250      4,500      23,500
Stockholders' equity(1)........................        --         --         --     69,008     75,366     71,863      79,360

OPERATING DATA:
Number of Company operated Complexes open at
  end of period................................         4          4          5          7          9          8          10
Average weekly revenues per Complex............  $149,462   $158,164   $189,223   $187,974   $212,012   $208,448    $226,870

---------------

(1) Prior to fiscal 1995, the Company was a subsidiary of Edison Brothers.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     In December 1982, the Company's business was founded in Dallas, Texas, by David Corriveau and James Corley. The Company's primary business is the operation of Restaurant/Entertainment Complexes under the Dave & Buster's name. The Company currently operates 11 Complexes in eight states, which include two in Dallas, two in Chicago and one each in Houston; Atlanta; Philadelphia; Hollywood, Florida; North Bethesda, Maryland; Ontario, California; and Cincinnati, Ohio.

     The Company's revenues are divided into (i) food and beverage revenues and
(ii) amusement and other revenues. For fiscal 1996, food and non-alcoholic beverage revenues were 34.3% of total revenues, alcoholic beverage revenues were 20.4% of total revenues, and amusement and other revenues were 45.3% of total revenues. For the 26 weeks ended August 3, 1997, food and non-alcoholic beverage revenues were 32.4% of total revenues, alcoholic beverage revenues were 18.1% of total revenues, and amusement and other revenues (including royalty revenues related to the Complex operated by Bass under a license agreement) were 49.5% of total revenues. Alcoholic beverage revenues as a percentage of total revenues have decreased over the past five fiscal years as a result of the higher percentage of floor space devoted to entertainment activities within the Company's newer Restaurant/Entertainment Complexes and consistent with the national trend towards lower alcoholic beverage consumption.

     Operating payroll and benefits includes all categories of payroll, payroll taxes and fringe benefits incurred in the operation of the Restaurant/Entertainment Complexes. Other operating expenses are all other direct costs (excluding depreciation) associated with Restaurant/Entertainment Complex operation which include occupancy costs, advertising and promotional costs, supplies, services, insurance and other lesser amounts.

     The Company capitalizes Restaurant/Entertainment Complex preopening expenses and amortizes such costs over the 12-month period following a Complex opening. Preopening costs consist of promotion and advertising expenses, direct costs related to hiring and training the initial workforce, and other direct costs associated with opening a new Restaurant/Entertainment Complex, and for its most recent five Complexes averaged approximately $1.0 million. The amortization of deferred preopening costs will vary in amount in relation to the timing of Restaurant/Entertainment Complex openings.

     The Company heavily promotes the opening of each new Restaurant/Entertainment Complex in order to generate substantial customer interest. The Company believes its promotion activities in the opening period establish the reputation of the business in the community and contribute to long-term profitability. There is typically an initial opening period during the first year of operation in which a new Restaurant/Entertainment Complex experiences higher revenues than in subsequent years of operation. New Restaurant/Entertainment Complexes have experienced a drop in revenues after the first year, and the Company does not expect that, in subsequent years, any increases in comparable Complex revenues will be meaningful. The Company believes that the key factors in the growth of the Company's earnings will be opening new Restaurant/Entertainment Complexes and increasing efficiency at existing Complexes as opposed to increasing revenues at existing Complexes.

OPERATING RESULTS

  26-WEEK PERIOD ENDED AUGUST 3, 1997 COMPARED TO 26-WEEK PERIOD ENDED AUGUST 4, 1996

     Total revenues for the 26 weeks ended August 3, 1997 increased by 41.0% over the 26 weeks ended August 4, 1996. The increase in revenues was primarily attributable to the Hollywood, Florida location being open the full 26 weeks in fiscal 1997 and the inclusion in the fiscal 1997 period of the North Bethesda, Maryland and Ontario, California locations, which opened in the fourth quarter of fiscal 1996 and first quarter of fiscal 1997, respectively. Increased revenues at comparable Complexes and the addition of the Power Card also contributed to the increase in total revenues. Total revenues also increased due to the opening of the first Complex under the Bass licensing agreement. Total revenues for the fiscal 1997 period from the Bass agreement were $145,000.

     Cost of revenues, as a percentage of revenues, decreased to 19.4% from 20.5% in the prior comparable period. The decrease in the cost of revenues was a result of lower costs associated with food and beverage revenues and a shift in the revenue mix towards more amusement revenues. Operating payroll and benefits decreased to 28.1% from 29.2% in the prior comparable period. Operating payroll and benefits was lower due to cost reductions in variable and fixed labor and leverage from increased revenues. Other operating expenses increased to 25.3% compared to 22.9% in the prior comparable period. Other operating expenses were higher due to increased occupancy costs associated with a full 26 weeks of revenues in the fiscal 1997 period for the Hollywood, Florida location, the addition of the North Bethesda, Maryland and Ontario, California locations and higher fixed costs at the stores.

     General and administrative costs increased $1.2 million over the prior comparable period as a result of increased administrative payroll and related costs for new personnel and additional costs associated with the Company's future growth plans. As a percentage of revenues, general and administrative expenses increased slightly to 6.6% compared to 6.5% for the comparable prior period.

     Depreciation and amortization expense, as a percentage of revenues, increased to 6.6% from 6.3% for the comparable prior period. This was due to the inclusion of the Hollywood, Florida location for the full 26 weeks in fiscal 1997 and the opening of the North Bethesda, Maryland and Ontario, California locations subsequent to the fiscal 1996 period. As a percentage of revenues, preopening cost amortization decreased to 2.6% compared to 2.9% in the prior comparable period. The percentage decrease is attributable to the leverage from increased revenues. The effective tax rate for the 26 weeks ended August 3, 1997 was 39.0% as compared to 41.4% for the comparable period of fiscal 1996 and was the result of a lower effective state tax rate.

  FISCAL 1996 COMPARED TO FISCAL 1995

     Total revenues for fiscal 1996 increased by 69% over fiscal 1995. The increase was attributable to the Chicago locations which were opened at the end of fiscal 1995, the fiscal 1996 openings in Hollywood, Florida and North Bethesda, Maryland and increased revenues at comparable Complexes. The mix of revenues moved away from alcoholic beverages which captured 20.4% of the total in fiscal 1996 compared with 21.0% in fiscal 1995.

     Cost of revenues, as a percentage of revenues, decreased to 20.3% in fiscal 1996 from 20.8% in fiscal 1995 due to lower food and amusement costs. Operating payroll and benefits, as a percentage of revenues, decreased to 28.7% in fiscal 1996 as compared to 30.5% in fiscal 1995 due primarily to lower store management costs. Other restaurant operating expenses were 23.2% of revenues in fiscal 1996 as compared to 21.9% of revenues in fiscal 1995. This increase in other restaurant operating expense as a percentage of revenues was attributable to increased marketing costs, equipment rental and higher occupancy costs for the Company.

     General and administrative expenses decreased as a percentage of revenues to 6.4% in fiscal 1996 from 7.4% in fiscal 1995 as a result of increased revenue leverage. In total dollars, general and administrative costs increased approximately $1.8 million due to the Company operating as an independent public company for the entire year and the Company's continued expansion.

     Preopening cost amortization increased approximately $2.4 million due to amortization of preopening costs associated with four new Complexes in fiscal 1996. The effective tax rate decline for fiscal 1996 to 40.7% of pretax income from 41.7% for fiscal 1995 was due to the utilization of federal tax credits.

  FISCAL 1995 COMPARED TO FISCAL 1994

     Total revenues for fiscal 1995 increased by 6.3% over fiscal 1994. The increase was attributable to two new openings in Chicago in the fourth fiscal quarter and increased revenues at comparable Complexes, offset by a normal reduction in revenues in the Company's Philadelphia location following its first year of operation. The mix of revenues moved away from alcoholic beverages which captured 21.0% of the total in fiscal 1995 compared with 22.9% for fiscal 1994.

     Cost of revenues, as a percentage of revenues, increased to 20.8% in fiscal 1995 as compared to 20.4% in fiscal 1994 due to a higher cost of amusement and other revenues. The increase in operating payroll and benefits in fiscal 1995 to 30.5% of revenues from 29.8% in fiscal 1994 was due primarily to increased management costs offset by modest decreases in other payroll categories. Other restaurant operating expenses were 21.9% of revenues in fiscal 1995 as compared to 23.8% in fiscal 1994. This decrease in other restaurant operating expenses as a percentage of revenue was attributable to decreased marketing costs for the Company and decreased occupancy costs related to the Philadelphia Complex.

     General and administrative expenses increased as a percentage of revenues to 7.4% in fiscal 1995 from 5.5% in fiscal 1994 as a result of increased administrative payroll and related costs for new personnel and additional costs resulting from the Company operating as an independent public company.

     The effective tax rate in fiscal 1995 was 41.7% of pretax income compared to 42.3% for fiscal 1994, with the decline the result of a lower effective state tax rate for the Company.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows from operations increased from $5.0 million in fiscal 1995 to $13.1 million in fiscal 1996. This increase was due to the Chicago locations which were opened at the end of fiscal 1995 and the Hollywood, Florida and North Bethesda, Maryland Complexes which were opened in fiscal 1996. Cash flows from operations increased from $3.2 million in the first 26 weeks of fiscal 1996 to $6.1 million in the first 26 weeks of fiscal 1997. The increase was a result of the Hollywood, Florida location being open for the full 26 week period, the North Bethesda, Maryland location opening in the fourth quarter of fiscal 1996 and the Ontario, California location opening in the first quarter of fiscal 1997. The increase in cash flows from operations was reduced by an increase in inventories, prepaid costs, preopening costs and other assets related to the new openings.

     The Company has a secured revolving line of credit which permits borrowing up to a maximum of $50.0 million. At August 3, 1997, $22.8 million was available under this facility. Borrowings under this facility bear interest at a floating rate based on LIBOR or, at the Company's option, the bank's prime rate plus in each case a margin based upon financial performance. The facility, which matures in May 2000, has certain financial covenants including minimum consolidated tangible net worth, maximum leverage ratio, minimum fixed charge coverage and maximum level of capital expenditures for new Complexes.

     The Company's plan is to open one additional Complex in the remaining portion of fiscal 1997 and four new Complexes in fiscal 1998. The Company estimates that its capital expenditures will be approximately $41 million and $42 million for fiscal 1997 and 1998, respectively. These amounts are inclusive of approximately $250,000 to $375,000 of capitalized maintenance and improvements for each existing Complex in each year and costs associated with the construction of the Company's new corporate headquarters. The Company intends to finance its capital expenditures with proceeds from this offering, income from operations, the revolving credit facility described above and equipment leases.

QUARTERLY FLUCTUATIONS, SEASONALITY AND INFLATION

     As a result of the substantial revenues associated with each new Restaurant/Entertainment Complex, the timing of new Restaurant/Entertainment Complex openings will result in significant fluctuations in quarterly results. The Company expects seasonality to be a factor in the operation or results of its business in the future due to expected lower third quarter revenues due to the summer season, and expects higher fourth quarter revenues associated with the year-end holidays. The effects of supplier price increases have not been material. The Company believes low inflation rates in its market areas have contributed to stable food and labor costs in recent years. However, the second increment of the Federal minimum wage increase will cause future labor costs to increase and there is no assurance that low inflation rates will continue.

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." The Company does not believe that the adoption of this statement in fiscal 1997 will have a significant impact on the Company.

                                    BUSINESS

GENERAL

     The Company operates 11 large, high-volume Restaurant/Entertainment Complexes under the Dave & Buster's name. Each Dave & Buster's offers a full menu of high quality food and beverage items combined with an extensive array of entertainment attractions such as pocket billiards, shuffleboard, state-of-the-art interactive simulators and virtual reality systems, and traditional carnival-style games of skill. The Company's current 50,000 to 60,000 square foot prototype facility is designed to promote easy access to, and maximize customer cross-over between, the multiple dining and entertainment areas within each Complex. The Company emphasizes high levels of customer service to create casual, yet sophisticated, "ideal playing conditions" for adults.

     The Company currently operates Dave & Buster's in the following locations: two in each of Dallas and Chicago and one each in Houston; Atlanta; Philadelphia; Hollywood, Florida; North Bethesda, Maryland; Ontario, California; and Cincinnati, Ohio. In addition, the Company expects to open a Complex in Denver, Colorado in the fourth quarter of fiscal 1997. Furthermore, the Company anticipates opening four Complexes in each of fiscal 1998 and 1999 and at least five Complexes each fiscal year thereafter. The Company has signed leases for sites in the Palisades Center in Rockland County, New York and the Irvine Spectrum Center in Irvine, California, and these Complexes are expected to open in the first and third quarters of fiscal 1998, respectively. In addition to operations in the U.S., the Company has been actively pursuing international growth opportunities. Pursuant to a license agreement with the Company, Bass operates one Complex in Birmingham, England and has agreed to open a total of seven Complexes in the United Kingdom by 2005. A second licensed Complex is scheduled for opening in Bristol, England in mid-1998.

THE DAVE & BUSTER'S CONCEPT

     The Company seeks to differentiate itself by providing high quality dining, bar service and entertainment attractions in a comfortable, adult atmosphere. The key factors of the Company's market positioning and operating strategy are:

     Distinctive Concept. Each Dave & Buster's offers a distinctive combination of dining, bar service and entertainment. A full menu and complete bar service are available from early lunch until late at night in each restaurant and throughout almost all of the entertainment areas. The broad array of attractions, ranging from table and carnival games to state-of-the-art virtual reality games, is continuously reviewed and updated to maintain a fresh entertainment environment. The Company has actively sought to enhance the popularity of its traditional games, such as play-for-fun casino style blackjack, pocket billiards and shuffleboard, by providing high quality tables, a clean and comfortable environment and a high standard of service.

     A Large, Multiple Attraction Destination. The Complexes range in approximate total area from 30,000 square feet to 70,000 square feet, with a current prototype of approximately 50,000 to 60,000 square feet. The large scale of each operation, together with the numerous food, beverage and entertainment options offered, is designed to attract a diverse customer base and consolidate multiple-destination customer spending into one location. Each Dave & Buster's attracts local customers from a wide geographical area (estimated to be a twenty mile radius) along with tourists, conventioneers and business travelers.

     Commitment to Quality. The Company strives to provide its customers with good food and an inviting atmosphere. Accordingly, each Dave & Buster's offers an extensive menu which features popular, moderately priced food and beverage items that are individually prepared with a commitment to value and quality. The Company makes a significant investment in each Complex, and the Company's facilities are designed with an attention to detail. In addition, the customer-participation entertainment attractions are tastefully presented in an atmosphere that the Company defines as "ideal playing conditions."

     High Standard of Customer Service. Through intensive training, constant monitoring and stringent operational controls, the Company strives to maintain a consistently high standard of food, beverage and amusement service throughout each Dave & Buster's. The Company's commitment to customer service is evidenced by the availability of full food and beverage service in entertainment areas as well as the restaurant and bar areas. With respect to entertainment, the Company's commitment to customer service is demonstrated by service staff in each of the entertainment areas who offer assistance in playing and enjoying the games. The Company believes its customer service is enhanced by a strong commitment to employee motivation and appreciation programs. The Company also believes that high service standards are critical to promoting customer loyalty and to generating frequent-visiting patterns and referrals by customers.

     Comfortable Adult Atmosphere. Each Dave & Buster's is primarily adult oriented and, while children are welcome, strict guidelines are enforced. Customers under 21 years of age must be accompanied by a responsible adult at all times during their visit and are not allowed in a Dave & Buster's after 10:00 p.m. (11:00 p.m. in the summer months). The Company believes that these policies help maintain the type of pleasant, relaxed atmosphere that appeals to adult customers. The Company also believes that this atmosphere allows it to attract groups of customers such as private parties and business organizations.

     Integrated Systems. The Company utilizes centralized information and accounting systems that are designed to allow its management to efficiently monitor labor, food and other direct operating expenses and provide timely access to financial and operating data. Management believes that its integrated computer systems permit it, on both an overall and per Complex basis, to efficiently operate the Restaurant/ Entertainment Complexes.

MENU AND ENTERTAINMENT OFFERINGS

     Dave & Buster's offers a full menu of high quality food and beverage items combined with an extensive array of entertainment attractions such as pocket billiards, shuffleboard, state-of-the-art interactive simulators and virtual reality systems, and traditional carnival-style games of skill. The Company's facilities are designed to promote easy access to, and maximize customer cross-over between, the multiple dining and entertainment areas within each Complex. The Company emphasizes high levels of customer service to create casual, yet sophisticated, "ideal playing conditions" for adults.

     The Dave & Buster's menu is offered from early lunch until late night and features moderately priced food designed to appeal to a wide variety of customers. This well-rounded fare includes gourmet pastas, individual sized pizzas, burgers, steaks, seafood and chicken. Specialties of the house include babyback ribs, blackened chicken pasta, mesquite-peppered rib eye steak and a Philadelphia cheese steak sandwich. A wide variety of other appetizers, soups, salads and sandwiches is also available. Entree prices range from $6.50 to $18.95, with many entrees in the $7.50 to $10.95 range. In order to promote customer flow and complement the entertainment areas, full, sit down food service is offered not only in the restaurant areas but throughout Dave & Buster's, with the exception of the "Play-for-Fun" Casino. In addition, throughout the restaurant and entertainment areas including the "Play-for-Fun" Casino, each Dave & Buster's offers full bar service including over 50 different beers, an extensive wine selection and a variety of non-alcoholic beverages such as its own private label, "D&B Old Fashioned Philly Root Beer."

     The entertainment attractions in each Dave & Buster's are geared toward customer participation and offer both traditional entertainment and "Million Dollar Midway" entertainment.

     Traditional Entertainment. Each Dave & Buster's offers a number of traditional entertainment options. These traditional offerings include "world class" pocket billiards, "championship-style" shuffleboard tables, "play-for-fun" casino featuring blackjack played on authentic tables, the Show Room which is designed for hosting private social parties and business gatherings as well as Company sponsored events, and D&B Lanes which is bowling, Dave & Buster's style. Other than the "play for fun" casino, traditional entertainment games are rented by the hour.

     Million Dollar Midway Games. The largest area in each Dave & Buster's is the Million Dollar Midway, which is designed to provide high-energy, fantasy entertainment through a broad selection of electronic, skill and sports-oriented games. The Power Card activates all the midway games (with the exception of the coin action games) and can be recharged again and again for more play. The Power Card enables customers to activate games more easily and encourages extended play of games. Customers have increased their initial purchases of game credits and frequency of play, resulting in an increase in the Company's total revenues and a 4% increase in the percentage of the Company's revenues derived from amusements, which have greater operating margins than food and beverage revenues, to 49.5% in the 26 weeks ended August 3, 1997 from 45.5% in the 26 weeks ended August 4, 1996. In addition, by replacing coin activation, the Power Card has eliminated the technical difficulties and maintenance issues associated with coin activated equipment. Furthermore, the Power Card feature has increased the Company's flexibility in the pricing and promotion of games.

     Attractions within the Million Dollar Midway include fantasy/high technology and classic midway entertainment. Fantasy/high technology offerings include simulator games which include formula race cars, off-road vehicles, fighter jets and motorcycles, Galaxian Theater(R) which is a multi-participant, enclosed simulation theater where up to six players take part in mock battles with alien invaders, Virtuality(R) which is an interactive, electronic game designed to simulate an actual battlefield environment, Virtual World(R)which is a fantasy environment attraction, Iwerks Turbo Ride Theatre(R) which is a 16 to 18 seat motion simulation theater, large-screen interactive electronic games, and "The 19th Hole"(R) which is a large, enclosed, state-of-the-art golf simulator.

     Classic midway entertainment includes sports-oriented games of skill, carnival-style games, which are intended to replicate the atmosphere found in many local county fairs, and D&B Downs, which is one of several multiple-player race games offered in each Dave & Buster's. At the Winner's Circle, players take the coupons they have won from selected games of skill to be redeemed for a wide variety of prizes, many of which display the Dave & Buster's logo. The prizes include stuffed animals, ballcaps, T-shirts, boxer shorts and small electronic items.

UNIT ECONOMICS

     For the 52 weeks ended August 3, 1997, the Company's current prototype Complexes which had been open for at least 18 months (Houston, Atlanta, Philadelphia and Suburban Chicago) generated average net revenues of approximately $12.7 million, average operating income of approximately $3.0 million, or 23.3% of revenues, and average cash flow of approximately $3.8 million, or 29.9% of revenues. Average cash flow is the unweighted average of Complex operating income before depreciation and amortization. Although average cash flow should not be considered an alternative to operating income as an indicator of the Company's operating performance or an alternative to cash flows from operating activities as a measure of liquidity, average cash flow is commonly used as an additional measure of operating profitability in the restaurant and certain other related industries. These Restaurant/Entertainment Complexes required an initial investment, including land, improvements and furniture, fixtures and equipment, but excluding preopening expenses, averaging approximately $11.1 million. Three of these four Complexes are owned rather than leased, while the most recently opened and projected Complexes are and will be leased facilities. Opening a leased facility typically reduces the Company's capital investment in a Complex and typically decreases average operating income and average cash flow as a result of rent expense.

LOCATIONS

     The following table provides information with respect to those Complexes which are open and those under development:

                                                                                 APPROXIMATE
                    LOCATION                       TYPE       OPENING DATE      SQUARE FOOTAGE
                    --------                      ------      ------------   --------------------
Original Prototype:
  Dallas/Stemmons...............................  Owned      December 1982          40,000
  Dallas/Central................................  Leased     January 1988           31,000
Current Prototype:
  Houston.......................................  Owned      October 1991           53,000
  Atlanta.......................................  Owned      October 1992           53,000
  Philadelphia..................................  Leased     February 1994          70,000
  Suburban Chicago (Addison)....................  Owned      November 1995          50,000
  Chicago (Gold Coast)..........................  Leased     January 1996           58,000
  Hollywood, Florida............................  Leased(1)  April 1996             50,000
  North Bethesda, Maryland......................  Leased     November 1996          60,000
  Ontario, California...........................  Leased     March 1997             58,000
  Cincinnati....................................  Leased     September 1997         63,000
Future Sites:
  Denver, Colorado..............................  Leased     Fiscal 1997(2)         48,000
  Rockland County, New York.....................  Leased     Fiscal 1998(2)         50,000
  Irvine, California............................  Leased     Fiscal 1998(2)         55,000
International Licensed Locations:
  Birmingham, England...........................    --       May 1997               40,000
  Bristol, England..............................    --       Fiscal 1998(2)             --

---------------

(1) The Company leases the land, but owns the building.

(2) Projected.

EXPANSION AND SITE SELECTION

     The Company continually seeks to identify and evaluate new locations for expansion. The Company expects to open a Complex in Denver, Colorado in the fourth quarter of fiscal 1997, four Complexes in each of fiscal 1998 and 1999 and at least five more each fiscal year thereafter. The Company has signed leases for sites in the Palisades Center in Rockland County, New York and the Irvine Spectrum Center in Irvine, California, and these Complexes are expected to open in the first and third quarters of fiscal 1998, respectively. Potential locations for additional openings in fiscal 1998 have been tentatively identified and site negotiations are currently in progress.

     The Company believes that the location of its Complexes is critical to the Company's long-term success and devotes significant time and resources to analyzing each prospective site. In general, the Company targets high-profile sites within a metropolitan area of at least one million people. In addition to carefully analyzing demographic information (such as average income levels) for each prospective site, the Company considers factors such as visibility, accessibility to regional highway systems, zoning, regulatory restrictions and proximity to shopping areas, office complexes, tourist attractions and residential areas. The Company also carefully studies the restaurant and entertainment competition in prospective areas. In addition, the Company must select a site of sufficient size to accommodate its prototype facility with ample, convenient customer parking.

     The typical cost of opening a Dave & Buster's ranges from approximately $7.0 million to $12.0 million (excluding preopening expenses and developer allowances), depending upon the location and condition of the premises. The Company bases its decision of owning or leasing a site on the projected unit economics. The Company's more recently opened and its projected Complexes have been leased facilities. Opening a leased facility reduces the Company's capital investment in a Complex, because the Company does not incur land and site improvement costs and might also receive a construction allowance from the landlord for improvements. The decor and interior design of a Dave & Buster's are flexible and can be readily adapted to different types of buildings. The Company has opened Complexes in both new structures and within existing buildings, and Complexes are located in both urban and suburban areas.

INTERNATIONAL

     In August 1995, the Company entered into a license agreement with Bass to license the "Dave & Buster's" name and concept in the United Kingdom. Under this Agreement, Bass opened one Complex in Birmingham, England in May 1997 and has agreed to open a total of seven Complexes in the United Kingdom by 2005. Bass has scheduled a second Complex to open in Bristol, England in mid-1998. Under the license agreement, Bass is required to pay the Company a royalty based upon gross revenues, net of value added taxes. The royalty rate paid by Bass is a sliding scale which averages 5% of gross revenues. The license agreement contains strict operating covenants to ensure consistency of the menu and entertainment offerings with those in the Company operated Complexes.

     The Company is considering entering into agreements to license the "Dave & Buster's" name and concept in additional foreign countries. The Company does not have any current plans to invest its own capital in any foreign operations. In August 1997, the Company entered into two different letters of intent to license the "Dave & Buster's" name and concept in the Pacific Rim and Europe. TaiMall Development Co. proposes to develop seven locations in Taiwan, Hong Kong, the People's Republic of China and Singapore. The first location is expected to open in December 1998 in a suburban Taipei mall. S.T.A. Salmann Trust proposes to develop seven locations in Germany, Switzerland and Austria, with the first location targeted to open in a mall currently under development in Berlin. There is no assurance that these letters of intent will result in definitive agreements.

OPERATIONS AND MANAGEMENT

     The Company's ability to manage a complex operation including both high volume restaurants and bars and diverse entertainment attractions has been critical to its overall success. The Company strives to maintain quality and consistency in each of its Restaurant/Entertainment Complexes through the careful training and supervision of personnel and the establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, entertainment productions and equipment, and maintenance of facilities. The Company believes that it has been able to attract high quality, experienced restaurant and entertainment management and personnel with its competitive compensation and bonus programs and policy of promoting from within the Company. Staffing levels vary according to the size of the location, but a prototype Dave & Buster's is managed by one general manager, two assistant general managers, six line managers and one business manager.

     In general, each prototype Dave & Buster's also employs one purchasing manager, one amusement manager, one assistant amusement manager, one Midway auditor, one kitchen manager, two assistant kitchen managers and two special events sales managers.

     The Company has experienced relatively little turnover of managerial employees. On average, the Company's current general managers possess approximately four and a half years of experience with the Company. The general manager of each Dave & Buster's reports to a Regional Manager who reports to the Vice President, Director of Operations.

     All managers, many of whom are promoted from within, must complete an eleven-week training program during which they are instructed in areas such as food quality and preparation, customer service, alcoholic beverage service, entertainment management and employee relations. The Company has also prepared operations manuals relating to food and beverage quality and service standards and proper operation and playing conditions of the Company's entertainment attractions. New sales staff and entertainment personnel participate in approximately three weeks of training under the close supervision of Company management. Management strives to instill enthusiasm and dedication in its employees, regularly solicits employee suggestions concerning Company operations and endeavors to be responsive to employees' concerns. In addition, the Company has extensive and varied programs designed to recognize and reward employees for superior performance.

     Efficient, attentive and friendly service is integral to the Company's overall concept. In addition to customer evaluations, the Company uses a "secret shopper" quality control program to independently monitor customer satisfaction. "Secret shoppers" are independent persons who test the Company's food, beverage and service as customers without the knowledge of restaurant management or personnel on a periodic basis and report their findings to corporate management.

     Each Complex uses a variety of integrated management information systems. These systems include a computerized point-of-sale system which facilitates the movement of customer food and beverage orders between the customer areas and kitchen operations, controls cash, handles credit card authorizations, keeps track of revenues on a per employee basis for incentive awards purposes and provides management with revenue and inventory data.

MARKETING, ADVERTISING AND PROMOTION

     The Company operates its marketing, advertising and promotional programs through an in-house corporate marketing department which employs a full-time corporate Marketing Director. The Company focuses on three primary marketing target audiences in its advertising and promotional programs: local market-area customers; out-of-town visitors; and corporate and group customers.

     Local Market-Area Customers. Management believes that its strongest marketing tool is customer referrals. In addition, the Company continually updates its local (10 to 20 mile radius) customer database which is utilized for specifically targeted marketing and advertising programs. Through a mix of marketing techniques such as direct mailings, point-of-sale materials, outdoor advertising and local-market print and broadcast media, the Company promotes seasonal events, in-house promotions, special offers and new entertainment attractions.

     Out-of-Town Visitors. The Company markets aggressively to attract tourists and business travelers by placing advertisements in local tourist and special event guides and by otherwise promoting each Dave & Buster's as a local "must see" attraction. The Company monitors local tourist and visitors bureaus for convention schedulings, festivals and special sporting events. Additionally, through the use of local trade arrangements such as "concierge referral programs," the Company extends its marketing presence into local high-traffic tourist and business traveler areas.

     Corporate and Group Marketing. The Complex-based special events sales managers book group events such as business seminars, receptions and private parties. The Company develops and maintains a database for corporate and group bookings. Each Dave & Buster's has hosted events for many large multinational, national and regional businesses. Many of the Company's corporate and group customers have hosted repeat events. In addition to the rapport developed with these clients, the Company stages and promotes its own local group marketing opportunities such as "Karaoke Sing-a-Longs," "Murder Mystery Dinner Theater," televised sporting events and charity benefits. The corporate marketing department is also responsible for budgeting and controlling media and production costs. During fiscal 1996, the Company's expenditures for advertising and promotions were approximately 2.6% of its revenues.

COMPETITION

     The restaurant and entertainment industries are highly competitive. There are a great number of food and beverage service operations and entertainment businesses that compete directly and indirectly with the Company. Many of these entities are larger and have significantly greater financial resources and a greater number of units than does the Company. Although there are few other companies presently utilizing the concept of combining entertainment and restaurant operations to the same extent as the Company, the

Company may encounter increased competition in the future, which may have an adverse effect on the profitability of the Company. In addition, the legalization of casino gambling in geographic areas near any Restaurant/Entertainment Complex would create the possibility for entertainment alternatives which could have a material adverse effect on the Company's business.

EMPLOYEES

     At August 3, 1997, the Company employed approximately 3,200 persons, 72 of whom served in administrative or executive capacities, 270 of whom served as restaurant and entertainment management personnel, and the remainder of whom were hourly restaurant and entertainment personnel.

     None of the Company's employees are covered by collective bargaining agreements, and the Company has never experienced an organized work stoppage, strike or labor dispute. The Company believes its working conditions and compensation packages are competitive with those offered by its competitors and considers relations with its employees to be very good.

INTELLECTUAL PROPERTY

     The Company has registered the servicemark "Dave & Buster's" with the United States Patent and Trademark Office and in various foreign countries. The Company has registered certain additional servicemarks with the United States Patent and Trademark Office and the United Kingdom.

GOVERNMENT REGULATIONS

     The Company is subject to various federal, state and local laws affecting its business. Each Dave & Buster's is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement, health and safety and fire agencies in the state or municipality in which the Restaurant/Entertainment Complex is located. Each Dave & Buster's is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each Dave & Buster's, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. The Company has not encountered any material problems relating to alcoholic beverage licenses to date. The failure to receive or retain a liquor license in a particular location could adversely affect the Company's ability to obtain such a license elsewhere.

     The Company is subject to "dram-shop" statutes in the states in which Complexes are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment which wrongfully served alcoholic beverages to the intoxicated individual. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance which it believes is consistent with coverage carried by other entities in the restaurant and entertainment industries. Although the Company is covered by insurance, a judgment against the Company under a dram-shop statute in excess of the Company's liability coverage could have a material adverse effect on the Company.

     As a result of operating certain entertainment games and attractions including operations which offer redemption prizes, the Company is subject to amusement licensing and regulation by the states and municipalities in which it has opened Complexes. Certain entertainment attractions are heavily regulated and such regulations vary significantly between communities. From time to time, existing Complexes may be required to modify certain games, alter the mix of games or terminate the use of specific games as a result of the interpretation of regulations by state or local officials. The Company has, in the past, had to seek changes in state or local regulations to enable it to open in a given location. To date, the Company has been successful in seeking all such regulatory changes.

     The Company's operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level, and the federal government recently increased the federal minimum wage. In September 1997, the second phase of an increase in the minimum wage will be implemented in accordance with the Federal Fair Labor Standards Act of 1996. Significant numbers of hourly personnel at the Company's Complexes are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs at the Company's Complexes. Other governmental initiatives such as mandated health insurance, if implemented, could adversely affect the Company as well as the restaurant industry in general. The Company is also subject to the Americans With Disabilities Act of 1990, which, among other things, may require certain minor renovations to its Complexes to meet federally mandated requirements. The cost of these renovations is not expected to be material to the Company.

LEGAL PROCEEDINGS

     From time to time, the Company is a defendant in litigation arising in the ordinary course of its business, including claims resulting from "slip and fall" accidents, claims under federal and state laws governing access to public accommodations and employment-related claims. To date, none of such litigation, some of which is covered by insurance, has had a material effect on the Company.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
James W. ("Buster") Corley...........  46    Founder, Co-Chairman and Chief Executive Officer, Chief
                                               Operating Officer and Director
David O. Corriveau...................  46    Founder, Co-Chairman and Chief Executive Officer,
                                             President and Director
Barry N. Carter......................  49    Vice President, Director of Store Support
Gary W. Duffey.......................  43    Vice President of Amusements
Cory J. Haynes.......................  37    Vice President, Assistant Director of Operations
Charles M. Krauthamer, Jr............  44    Vice President of Training and Opening Team Director
Kimberly M. Martinez.................  35    Vice President of Purchasing
Charles Michel.......................  44    Vice President, Chief Financial Officer and Treasurer
Alan L. Murray.......................  52    Vice President, Director of Legal and Administration and
                                               Secretary
Dennis C. Paine......................  49    Vice President, Director of Communications
J. Michael Plunkett..................  46    Vice President, Director of Information Systems
Mary E. Reynolds.....................  33    Vice President of Human Resources
Sterling R. Smith....................  45    Vice President, Director of Operations
Bryan L. Spain.......................  49    Vice President, Director of Real Estate Development
Allen J. Bernstein...................  51    Director
Peter A. Edison......................  42    Director
Walter S. Henrion....................  58    Director
Mark A. Levy.........................  51    Director
Christopher C. Maguire...............  36    Director
Andrew E. Newman.....................  53    Director
Mark B. Vittert......................  49    Director

                              SELLING STOCKHOLDERS

     The table below sets forth the beneficial ownership of the Company's Common Stock by the Selling Stockholders. Each of the Selling Stockholders is a director and executive officer of the Company and has sole voting and investment power with respect to the shares of Common Stock beneficially owned by him.

                                                 SHARES OWNED
                                                    BEFORE                        SHARES OWNED AFTER
                                                THE OFFERING(1)                     THE OFFERING(1)
                                               -----------------   SHARES BEING   -------------------
                    NAME                       NUMBER    PERCENT     OFFERED       NUMBER    PERCENT
                    ----                       -------   -------   ------------   --------   --------
James W. ("Buster") Corley...................  523,473    4.8%       100,000       423,473     3.3%
David O. Corriveau...........................  523,473    4.8%       100,000       423,473     3.3%

---------------

(1) Includes shares issuable upon exercise of stock options which are vested or will be vested within 60 days.

                                    UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares to if they purchase any.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Montgomery Securities.......................................
PaineWebber Incorporated....................................
Piper Jaffray Inc. .........................................
                                                              ---------
          Total.............................................  2,000,000
                                                              =========

     The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow, and such dealers may reallow, to selected dealers a concession of not
more than $          per share, and the Underwriters may allow a concession of
not more than $          per share to certain other dealers. After the offering,
the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate maximum of 300,000 additional shares of Common Stock, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

     All of the Company's executive officers and directors and certain of its stockholders have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, other than for the shares of Common Stock offered by the Selling Stockholders hereby. In addition, the Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, directly or indirectly issue, sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, other than (i) the shares of Common Stock offered by the Company hereby or (ii) shares of Common Stock issued pursuant to the exercise of certain outstanding options or (iii) options granted after the date of this Prospectus under the Company's existing plans.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

     In general, the purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchase. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Crouch & Hallett, L.L.P., Dallas, Texas. Certain legal matters will be passed on for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of February 4, 1996 and February 2, 1997, and for each of the fiscal years in the three-year period ended February 2, 1997, incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and is incorporated elsewhere herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company at the Commission can be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain reports, proxy statements and other information filed by the Company may also be obtained at the Commission's World Wide Web site, located at http://www.sec.gov. In addition, such material can be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. The Registration Statement may be inspected, and copied at prescribed rates, at the Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each contract, agreement or other document, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus:

          (1) Annual Report on Form 10-K for the fiscal year ended February 2, 1997;

          (2) Quarterly reports on Form 10-Q for the first two fiscal quarters of the fiscal year ending February 1, 1998; and

          (3) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, including any amendment filed for the purpose of updating such information.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of the filing of such documents. Any statement or information contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to Dave & Buster's, Inc., 2751 Electronic Lane, Dallas, Texas 75220, Attention: Secretary (telephone (214) 357-9588).

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; development and operating costs; adverse publicity; consumer trial and frequency; availability, locations and terms of sites for complex development; quality of management; business abilities and judgment of personnel; availability of qualified personnel; food, labor and employee benefit costs; changes in, or the failure to comply with, government regulations; and the Risk Factors elsewhere described in this Prospectus.

================================================================================

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................    9
Dividend Policy.......................    9
Price Range of Common Stock...........    9
Capitalization........................   10
Selected Consolidated Financial
  Data................................   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   15
Management............................   23
Selling Stockholders..................   23
Underwriting..........................   24
Legal Matters.........................   25
Experts...............................   25
Available Information.................   25
Documents Incorporated by Reference...   26
Special Note Regarding Forward-Looking
  Statements..........................   26

================================================================================

================================================================================


                               2,000,000 SHARES


                                    [LOGO]


                                 COMMON STOCK



                           ------------------------

                                  PROSPECTUS

                           ------------------------



                            MONTGOMERY SECURITIES


                           PAINEWEBBER INCORPORATED


                              PIPER JAFFRAY INC.




                                               , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses will be paid by the Company:

        ITEM                                                  AMOUNT(1)
        ----                                                  ---------
SEC registration fee........................................  $ 17,132
NASD filing fee.............................................     6,154
Nasdaq additional listing fee...............................    17,500
Legal fees and expenses.....................................    35,000
Accounting fees.............................................    35,000
Printing and engraving expenses.............................    90,000
Transfer agent fees.........................................     5,000
Blue sky fees and expenses..................................    20,000
Miscellaneous...............................................    74,214
                                                              --------
          Total.............................................  $300,000
                                                              ========

---------------

(1) All items other than SEC registration fee are estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Generally, under Missouri law, a corporation may indemnify a director or officer against expenses (including attorneys' fees), judgments, fines and settlement payments actually and reasonably incurred in connection with an action, suit or proceeding (other than by or in the right of the corporation) to which he is made a party by virtue of his service to the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. With respect to an action or suit by or in the right of a corporation, the corporation may generally indemnify a director or officer against expenses and settlement payments actually and reasonably incurred if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that indemnification is not permitted, unless a court otherwise determines it proper, to the extent such person is found liable for negligence or misconduct. Missouri law further states that a corporation shall indemnify a director or officer against expenses actually and reasonably incurred in any of the above actions, suits or proceedings to the extent such person is successful on the merits or otherwise in defense of the same.

     Missouri law generally grants a corporation the power to adopt broad indemnification provisions with respect to its directors and officers, but it places certain restrictions on a corporation's ability to indemnify its officers and directors against conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest or to have involved willful misconduct.

     Article Eleven of the Company's Articles eliminates, to the fullest extent permissible under the corporation laws of the State of Missouri, the liability of directors to the Company and the stockholders for monetary damages for breach of fiduciary duty as a director. Such provisions further provide that indemnification of directors and officers shall be provided to the fullest extent permitted under Missouri law. The Company also maintains a directors' and officers' liability insurance policy insuring directors and officers of the Company for up to $10.0 million of covered losses as defined in the policy. The Company has also entered into indemnity agreements with its executive officers and directors which generally provide for indemnification for such individuals to the fullest extent provided by law. Reference is also made to the indemnification and contribution provisions of the Underwriting Agreement.

ITEM 16. EXHIBITS.


          1.1            -- Proposed form of Underwriting Agreement.(2)
          4.1            -- Restated Articles of Incorporation of the Company.(1)
          4.2            -- Bylaws of the Company.(1)
          4.3            -- Rights Agreement between the Registrant and Rights Agent, dated June 16, 1995.(1)
          5.1            -- Opinion of Crouch & Hallett, L.L.P.(2)
         23.1            -- Consent of Ernst & Young LLP(2)
         23.2            -- Consent of Crouch & Hallett, L.L.P. (included in Exhibit
                            5.1).
         27.1            -- Financial Data Schedule.(2)

---------------

(1) Filed as an Exhibit to the registrant's Form 10-Q for the 13-week period ended April 30, 1995 and incorporated herein by reference.

(2) Filed herewith.

ITEM 17. UNDERTAKINGS.

  (a) Filings Incorporating Subsequent Exchange Act Documents by Reference

     The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Indemnification for Liability under the Securities Act of 1933

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) Registration Statement Permitted by Rule 430A

     The registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas and State of Texas on the 10th day of September, 1997.

                                            DAVE & BUSTER'S, INC.

                                            By     /s/ CHARLES MICHEL
                                            ------------------------------------
                                             Charles Michel, Vice President and
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

     Each of the undersigned hereby appoints Charles Michel and Alan L. Murray, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on September 10, 1997.

                      SIGNATURE                                               TITLE
                      ---------                                               -----

               /s/ DAVID O. CORRIVEAU                        Co-Chairman of the Board, Co-Chief
-----------------------------------------------------          Executive Officer, President, and
                 David O. Corriveau                            Director (Principal Executive Officer)

                 /s/ JAMES W. CORLEY                         Co-Chairman of the Board, Co-Chief
-----------------------------------------------------          Executive Officer, Chief Operating
                   James W. Corley                             Officer and Director (Principal
                                                               Executive Officer)

                 /s/ CHARLES MICHEL                          Vice President and Chief Financial
-----------------------------------------------------          Officer (Principal Financial and
                   Charles Michel                              Accounting Officer)

                                                                             Director
-----------------------------------------------------
                 Allen J. Bernstein

                 /s/ PETER A. EDISON                                         Director
-----------------------------------------------------
                   Peter A. Edison

                                                                             Director
-----------------------------------------------------
                  Walter S. Henrion

                  /s/ MARK A. LEVY                                           Director
-----------------------------------------------------
                    Mark A. Levy

                      SIGNATURE                                               TITLE
                      ---------                                               -----

                /s/ ANDREW E. NEWMAN                                         Director
-----------------------------------------------------
                  Andrew E. Newman

             /s/ CHRISTOPHER C. MAGUIRE                                      Director
-----------------------------------------------------
               Christopher C. Maguire

                 /s/ MARK B. VITTERT                                         Director
-----------------------------------------------------
                   Mark B. Vittert

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
           1.1           -- Proposed form of Underwriting Agreement.
           5.1           -- Opinion of Crouch & Hallett, L.L.P.
          23.1           -- Consent of Ernst & Young LLP.
          27.1           -- Financial Data Schedule.